Exhibit 99.1

Independent Proxy Advisor Firms ISS and Glass Lewis Recommend Cardiome Shareholders Vote in Favor of Share Consolidation

NASDAQ: CRME   TSX: COM

VANCOUVER, March 19, 2013 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that Institutional Shareholder Services Inc. (ISS) and Glass Lewis & Co., two leading independent proxy research and advisory firms, have published reports recommending that Cardiome shareholders vote FOR a share consolidation resolution, authorizing the Board of Directors to effect, in its discretion, a share consolidation of the outstanding common shares, at a consolidation ratio of up to ten (10) common shares being consolidated into one (1) common share, by amending Cardiome's articles of incorporation, subject to the Board's authority to decide not to proceed with the share consolidation..

As outlined in detail in the special meeting of shareholders information circular, Cardiome's Board believes that the share consolidation is the most effective means of avoiding a potential delisting of the Corporation's common shares from The NASDAQ Capital Market, on which they are currently listed and quoted for trading in the United States. In addition to the objective of avoiding delisting from the NASDAQ, the Board believes that the share consolidation could heighten the interest of the financial community in the Corporation and potentially broaden the pool of investors that may consider investing or be able to invest in the Corporation by increasing the trading price of the common shares and decreasing the number of outstanding common shares. It could also help to attract institutional investors who have internal policies that either prohibit them from purchasing stocks below a certain minimum price or tend to discourage individual brokers from recommending such stocks to their customers.

"I am pleased that ISS and Glass Lewis, two leading independent research and advisory firms, validate the views of Cardiome's Board of Directors that a share consolidation will be in the best interest of Cardiome," stated William Hunter, M.D., director, and interim president and CEO of Cardiome.

Your vote is important to us no matter how many shares you hold. For a proxy to be effective, it must be voted in advance of the Special Meeting and no later than 10:00 a.m. (Pacific Time) on April 1, 2013. Shareholders who require assistance in voting their proxy may direct their inquiries to Cardiome's proxy solicitation agent, CST Phoenix Advisors at 1-800-398-1129 (toll free in North America) or by email at inquiries@phoenixadvisorscst.com.

Copies of the Notice of Special Meeting of Shareholders, Information Circular and related documents have been filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and are available for viewing on the website at www.sedar.com. This information has also been filed on March 5, 2013 with the U.S. Securities and Exchange Commission and is available for viewing at www.sec.gov.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE: Cardiome Pharma Corp.

%CIK: 0001036141

For further information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 16:15e 19-MAR-13